EXHIBIT 16.1

[LETTERHEAD]

March 28, 2011

Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Commissioners:

We were previously the principal accountants for Art Design, Inc. and we reported on the financial statements of Art Design, Inc. as of December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008.  We have not provided any audit services to Art Design, Inc. since the audit of the December 31, 2009 financial statements.  We did conduct a quarterly review on the interim financial statements of Art Design, Inc. through September 30, 2010. Effective March 28, 2011, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.01 of its Form 8-K.  We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K.  We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Ronald R. Chadwick, P.C.
Ronald R. Chadwick, P.C.
Aurora, Colorado